Exhibit 99.1

Akari Therapeutics Announces Further Clinical Trial Progress Using Nomacopan to Treat COVID-19 Pneumonia

▪	FDA clearance received to proceed with investigator-led multi-center double blind randomized clinical study in the U.S. with nomacopan following prior expanded access program

▪	Following initial proof of principle study in Brazil and subsequent Data and Safety Monitoring Board (DSMB) review, a double blind randomized clinical study with nomacopan is recruiting patients in Brazil

▪	Akari to present an update of its COVID-19 pneumonia program at the 4th Annual Complement-Based Drug Development Summit on October 15, 2020

NEW YORK and LONDON, October 6, 2020 – Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, announces further progress in its COVID-19 pneumonia program with nomacopan in the U.S. and Brazil.

Clive Richardson, Chief Executive Officer of Akari Therapeutics said, “We are pleased to be able to report continued progress with our COVID-19 pneumonia program. In addition to its potential to treat COVID-19 pneumonia, we believe nomacopan’s dual complement and leukotriene inhibition has applicability in a range of other severe lung inflammatory conditions which we are exploring and like COVID-pneumonia have proven difficult to treat due to the involvement of multiple inflammatory pathways.”

COVID-19 pneumonia is believed to be a major cause of death in patients with COVID-19 and despite improvements in standard of care, remains difficult to treat. Accumulating data across a range of clinical studies in patients with COVID-19 pneumonia continues to point at the central role of complement C5a and C5b9 as well as neutrophil accumulation in the lung leading to severe inflammation and dramatic reductions in the delivery of blood through the capillary bed of the lung and ultimately other organs. Nomacopan has been shown to inhibit all these pathways directly; by binding C5, nomacopan inhibits production of C5a and C5b9 which have inflammatory and prothrombotic effects, and by preventing LTB4 from interacting with its cell surface receptors nomacopan may directly inhibit the migration of neutrophils to the lung and subsequent damaging cytokine release.

The Company’s initial proof of principle studies have demonstrated that the 45mg standard dose of nomacopan can be used to treat patients with COVID-19 pneumonia without the need for up-dosing. The studies showed rapid onset of action of nomacopan, as well as no reported adverse safety signals in this fragile patient group. In addition, the Company believes that the relatively fast offset of nomacopan activity once dosing has been discontinued is a beneficial safety feature potentially allowing early patient discharge from hospital without the risk of long term immunosuppression. Furthermore, nomacopan was dosed alongside both antivirals and steroids (current standard of care) and may have an additive effect as steroids do not directly inhibit complement activation or LTB4.

Both studies in the U.S. and Brazil are double blind randomized clinical studies (2:1 in favor of nomacopan treatment) of over 60 patients each, with a primary endpoint of time to oxygen normalization and hospital discharge. The secondary endpoints will include the need for intubation and mortality. Patients will receive either a daily subcutaneous dose of nomacopan and standard of care or placebo and standard of care. Treatment is for up to 14 days, with study monitoring and completion after two months.

Akari Therapeutics has been invited to present an update on its COVID-19 pneumonia program at the 4th Annual Complement-Based Drug Development Summit 2020 on October 15, 2020. The presentation will explore the association between COVID-19 morbidity, complement activation and LTB4, as well as the current trials with nomacopan in patients with COVID-19 pneumonia. Akari’s presentation at the conference will be available by visiting ‘Events’ in the Investor Relations section on the Company’s website at www.akaritx.com.

About Akari Therapeutics
Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity.

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the outbreak of coronavirus; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

Investor Contact:

Peter Vozzo
Westwicke
+1 (443) 213-0505
peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Lizzie Seeley
Consilium Strategic Communications
+44 (0)20 3709 5700
Akari@consilium-comms.com